UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-39476

GreenPower Motor Company Inc.

(Translation of registrant's name into English)

#240 - 209 Carrall Street, Vancouver, British Columbia  V6B 2J2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

SUBMITTED HEREWITH

Item 8.01  Other Events

On August 15, 2025, The Nasdaq Stock Market LLC formally notified GreenPower Motor Company Inc. (the "Company") that the Company no longer complied with Nasdaq Listing Rule 5550(b)(1) (the "Equity Rule") due to the Company's failure to maintain a minimum of $2.5 million in stockholders' equity.  The Company attended a hearing before the Nasdaq Hearings Panel to address the matter on October 2, 2025, and was subsequently granted an extension through January 31, 2026, to evidence compliance with the Equity Rule.  As set forth below, the Company has completed a number of transactions that served to increase stockholders' equity.

As reported in the Quarterly Report on Form 6-K filed by the Company on November 12, 2025, as of September 30, 2025, the Company reported a stockholders' deficit of $8,334,190.  Since September 30, 2025, the Company has completed the following transactions:

(i) On November 14, 2025, the Company announced that it had entered into a Securities Purchase Agreement for up to $18 million of Series A Convertible Preferred Shares and the closing of the initial tranche for gross proceeds of $1,120,050 less estimated share issue costs of $168,600.

(ii) On November 20, 2025, the Company announced that it had entered into an agreement to retain deposits that had been made by a customer resulting in $6,857,807 that will be recognized as revenue in the third quarter ended December 31, 2025.

(iii) On January 8, 2026, the Company announced that that it had closed $5 million in term loans and the issuance of 614,025 Common Shares for $500,000 and 3,205,128 share purchase warrants with an equivalent value of $500,000.

(iv) On January 13, 2026, the Company announced the closing of the financing with CIBC for $5 million in financing facilities, comprised of a $3 million revolving line of credit and a $2 million term loan.  Two directors provided guarantees and the Company issued 403,225 common shares for $500,000 and 2,016,129 share purchase warrants with an equivalent value of $500,000.

(v) On, January 22, 2026, the Company issued $2,000,000 of Series B Convertible Preferred Shares in exchange for related party term loans with a director of the Company.

(vi) On January 22, 2026, the Company issued $7,000,000 of Convertible Debentures in exchange for related party term loans with certain directors of the Company.  The Company expects to recognize approximately 15% of the total amount, or $1,050,000, as stockholders' equity.

(vii) On January 28, 2026, the Company issued $1,000,000 of Series B Convertible Preferred Shares in exchange for related party term loans with a director of the Company.

As a result of the foregoing, and as of the date of this Current Report on Form 6-K, the Company believes it has stockholders' equity of more than $2.5 million as required for continued listing on The Nasdaq Capital Market under the Equity Rule.  The Company awaits Nasdaq's formal determination that the Company has regained compliance with the Equity Rule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GreenPower Motors Inc.

/s/ Michael Sieffert

Michael Sieffert, Chief Financial Officer
Date: January 30, 2026